 Exhibit 77D(i)

SUB-ITEM 77D:  Policies with Respect to Security Investments

Effective February 28, 2014, with respect to the Harris Associates Large Cap Value Fund:

Under normal market conditions, the Fund primarily invests in common stocks of U.S. companies. The Fund generally invests in securities of larger capitalization companies in any industry.  Harris Associates L.P. (“Harris Associates”) uses a value investment philosophy in selecting equity securities, including common stocks. This philosophy is based upon the belief that, over time, a company’s stock price converges with the company’s true business value. By “true business value,” Harris Associates means its estimate of the price a knowledgeable buyer would pay to acquire the entire business. Harris Associates believes that investing in securities priced significantly below their true business value presents the best opportunity to achieve the Fund’s investment objectives.

Harris Associates uses this value philosophy to identify companies that it believes have discounted stock prices compared to the companies’ true business values. In assessing such companies, Harris Associates looks for the following characteristics, although not all of the companies selected will have these attributes: (1) free cash flows and intelligent investment of excess cash; (2) earnings that are growing and are reasonably predictable; and (3) high level of manager ownership.

Once Harris Associates determines that a security is selling at what it believes to be a significant discount and that the issuer has the additional qualities mentioned above, Harris Associates generally will consider buying that security for the Fund. Harris Associates usually sells a security when the price approaches its estimated worth or the issuer’s fundamentals change. Harris Associates monitors each holding and adjusts its price targets as warranted to reflect changes in the issuer’s fundamentals. The Fund’s portfolio typically holds 30 to 60 stocks.